UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


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                                      :
                                      :
In the Matter of                      :
                                      :
ENTERGY CORPORATION                   :
ENTERGY SERVICES, INC.                :
SYSTEM FUELS, INC.                    :     CERTIFICATE PURSUANT
ARKANSAS POWER & LIGHT COMPANY        :          TO RULE 24
LOUISIANA POWER & LIGHT COMPANY       :
MISSISSIPPI POWER & LIGHT COMPANY     :
NEW ORLEANS PUBLIC SERVICE INC.       :
SYSTEM ENERGY RESOURCES, INC.         :
ENTERGY OPERATIONS, INC.              :
GULF STATES UTILITIES                 :
                                      :
    File No. 70-8449                  :
                                      :
                                      :
(Public Utility Holding Company       :
   Act of 1935)                       :
                                      :
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  Pursuant to Rule 24 promulgated by the Securities and Exchange
Commission ("Commission") under the Public Utility Holding Company Act of 1935 (but subject to the authorization in this proceeding permitting the filing of certificates of notification with respect to the transactions contemplated herein on a quarterly basis), this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-8449 ("Application-Declaration"), have been carried out for the quarter ended December 31, 1995 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Commission, dated November 18, 1994, issued in respect thereof.

  During the quarter ended December 31, 1995, Entergy
Corporation, Entergy Services, Inc., Entergy Operations, Inc. and
System Fuels, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A and Exhibit B hereto and incorporated herein by reference.

  During the quarter ended December 31, 1995, Arkansas Power & Light Company, Gulf States Utilities, Louisiana Power & Light Company, Mississippi Power & Light Company, New Orleans Public Service Inc. and System Energy Resources, Inc. effected various transactions through the Entergy Corporation System Money Pool and/or effected various external borrowing transactions (bank loans and/or commercial paper) as set forth in Exhibit A hereto and incorporated herein by reference.

   During the quarter ended December 31, 1995 Entergy Services,
Inc. and Entergy Operations, Inc. effected no borrowings or repayments under their Loan Agreements with Entergy Corporation.


   IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 31st day of January, 1996.


                                        Entergy Services, Inc.
                                        Entergy Corporation
                                        System Fuels, Inc.
                                        Arkansas Power & Light Company
                                        Louisiana Power & Light Company
                                        Mississippi Power & Light Company
                                        New Orleans Public Service Inc.
                                        System Energy Resources, Inc.
                                        Gulf States Utilities Company



                                        By:   /s/ William J. Regan, Jr.
                                              William J. Regan, Jr.
                                              Vice President and Treasurer



                                        Entergy Operations, Inc.


                                        By: /s/ William J. Regan, Jr.
                                              William J. Regan, Jr.
                                              Vice President, Treasurer
                                               and Assistant Secretary